AFL-CIO ITC FINANCIAL, LLC

FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

AFL-CIO ITC FINANCIAL, LLC
FINANCIAL STATEMENT AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2020

CONTENTS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 69589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFL-CIO ITC Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Connecticut Avenue NW, Suite 320
(No. and Street)

Washington	D.C.	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Little — 202-499-5526 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Road, #400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Little, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFL-CIO ITC Financial, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia
Signed and sworn to before me on Feb. 22, 2021
by William Little

Notary Public
My commission expires 7/31/24

Notary Public

Signature, President

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AFL-CIO ITC Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFL-CIO ITC Financial, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, NY
February 22, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

AFL-CIO ITC FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash	$	1,726,095
Accounts receivable		262,643
Prepaid expenses and other assets		60,848
Furniture and equipment, net		715
Total assets	$	2,050,301

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	210,855
Contract liability		8,333
Total liabilities		219,188
Member's equity		1,831,113
Total liabilities and member's equity	$	2,050,301

The accompanying notes are an integral part of this financial statement.

AFL-CIO ITC FINANCIAL, LLC

NOTES TO THE FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 -   <u>**NATURE OF OPERATIONS**</u>

<u>**Organization:**</u>
AFL-CIO ITC Financial LLC ("the Company") is incorporated under the laws of Delaware and is wholly owned by Solidarity Investments, LLC, a holding company, incorporated under the laws of Delaware. Solidarity Investments, LLC, in turn, is wholly owned by AFL-CIO Investment Trust Corporation. The Company was formed to engage in the sale of private placements and mutual funds. These securities are offered to qualified pension plans with union beneficiaries. The Company's registration as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") was approved effective June 23, 2016.

NOTE 2 -   <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Basis of Presentation:**</u>

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("GAAP").

<u>**Use of Estimates:**</u>
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>**Revenues from Contracts with Customers:**</u>

Under Topic 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

<u>**Recognition**</u>
The Company determines revenue recognition through the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

The Company's performance obligations are satisfied over a period of time that the Company determines the customer obtains control over the promised service at an amount that reflects the consideration expected to be received in exchange for such services under the terms of the contract, which may at times involve significant judgment.

On April 1, 2017, the Company entered into a contract with PNC Bank, National Association ("PNC"); as Trustee for the AFL-CIO Building Investment Trust ("the BIT") to assist in marketing of Units in the BIT to potential participants. Under the terms of the Marketing Agreement ("Agreement"), the Company is entitled to receive a fee for its services based on the applicable Net Asset Value ("NAV") of the BIT. The Company's performance obligation under this contract is the provision of marketing services, that are considered a single performance obligation provided ratably over the period. All fees earned under the Agreement are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur. Service revenue payments are paid monthly in arrears.

The Company's fee is based on the NAV as of the last day of each quarterly valuation date as multiplied by the applicable quarterly fee rate as described below. The Company's fee is payable in monthly installments. Under the Agreement, PNC paid the corporation an annual fee equal to .068% up to the first three billion dollars of the BIT's NAV and .060% over three billion dollars. The fee was calculated quarterly and payable monthly in arrears. Effective July 1, 2017, the Agreement was amended to lower the aggregate annual fee to .048% up to the first three billion dollars of the BIT's NAV and .040% over three billion dollars. The Marketing Agreement expires April 2022 unless renewed by mutual agreement of the parties.

On January 2, 2020 the Company entered into an agreement with the Bank of New York Mellon ("BNY Mellon"), to refer investors to the collective investment fund where BNY Mellon acts as a trustee. For its efforts the Company is entitled to receive $100,000 payable over several installments through the June 30, 2021 termination date of this agreement.

The agreement contains a single performance obligation which is provided ratably over the 18 month contract period. Revenue is recognized ratably over the same 18 month period for providing these services. BNY Mellon shall pay the Company $50,000 upon execution of the agreement, an additional $25,000 shall be paid 270 days following the effective date of the agreement and the final $25,000 shall be paid at the term of the agreement.

Disaggregation of Revenue
During the year ended December 31, 2020 The Company earned $2,327,089 under its contract with PNC Bank and $66,667 from its contract with BNY Mellon.

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2020, the receivables balance was $196,914. At December 31, 2020, there were receivable from customers of $260,643 reported in the statement of financial condition, which excludes $2,000 which was also receivable from a vendor.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2020, and during the year the Company had no contract assets or contract liabilities. As of December 31, 2020, the Company had no contract assets and a contract liability of $8,333.

Fixed Assets:

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred.

Income Taxes:

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the parent's income tax returns. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all periods subsequent to 2017.

NOTE 2 (continued)	**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Recently Adopted Accounting Standards:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

The Company adopted ASU 2016-13 on January 1, 2020 on a prospective basis noting there was no effect on opening member's equity upon adoption. The Company determined that its receivable from BNY totaling $66,667 as of December 31, 2020 was the only item in scope of the new guidance. In consideration of current industry practices, while considering other current and future economic conditions the Company assessed the risk of default from the customer to be virtually non-existent and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the Company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. As of December 31, 2020, there were no contracts that met the criteria to be recognized as a lease under the adopted guidance.

In December 2020, the Company signed an agreement for the rental of supplemental corporate office space. The agreement has a re-location clause and is thus exempt from the lease capitalization requirements under FASB ASC 842. As of December 31, 2020, the future payments associated with this agreement through the May 31, 2022 expiration totaled $24,805.

NOTE 3 -   <u>**CONCENTRATIONS**</u>

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. In 2020, 97% of the Company's revenue stream consisted of fees earned from one customer.

NOTE 4 -   <u>**COMMITMENTS AND CONTINGENCIES**</u>

From time to time, the Company may be involved in litigation relating to claims or regulatory examinations arising out of its operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are no proceedings in which any of the Company's management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 5 -   <u>**RELATED PARTY TRANSACTIONS**</u>

Effective June 23, 2016, the Company entered into an expense sharing agreement with an affiliate of the Company (the "Expense Sharing Agreement").

The Expense Sharing Agreement stipulates that the affiliate will provide to the Company payroll and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The total expense amount incurred under the Expense Sharing Agreement was $917,328 for the year ended December 31, 2020. The activities of the Company include significant expense transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

NOTE 6 -   <u>**NET CAPITAL REQUIREMENT**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2020, the Company had net capital of $1,506,907, which exceeded its requirement of $14,613 by $1,492,294. The ratio of aggregate indebtedness to regulatory net capital was 0.15 to 1.

NOTE 7 - **COMPLIANCE WITH RULE 15c3-3**

The Company's business activities are limited exclusively to: (1) Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and accordingly the Company has no obligation under SEC Rule 15c3-3.

NOTE 8 - **SUBSEQUENT EVENTS**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2021, the date the financial statements were available to be issued.